Mail Stop 3561

March 5, 2008

By Facsimile and U.S. Mail

Mr. Stephen R. Wright
Chief Executive Officer
Pro-Fac Cooperative, Inc.
590 Willow Brook Office Park
Fairport, New York   14450

>   Re: **Form 10-K for the Fiscal Year Ended June 30, 2007**
>   **Forms 10-QSB for the Fiscal Quarters Ended September 29, 2007 and**
>   **December 29, 2007**
>   **File No. 0-20539**

Dear Mr. Wright:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies

Investment in Birds Eye Holdings, LLC, page 26

2. We note your disclosure that during the first quarter of fiscal 2007 you began accounting for this investment using the cost method effective June 25, 2006 after concluding that due to certain events in fiscal 2007 you could no longer exert significant influence over the operating and financial policies of Holdings LLC and its indirect, wholly-owned subsidiary, Birds Eye Foods. Given that your ownership interest of 40.72% did not change and you retained the ability to designate two members of the Board, please tell us and revise your disclosure to identify what changes occurred impacting your ability to exercise significant influence over the operating and financial policies of Holdings LLC. Please also explain to us what consideration you gave to retrospective adjustment of your investment to reflect application of the provisions of FSP APB 18-1 to the comparative financial statements presented as of June 24, 2006. Refer to paragraph 5 of FSP APB 18-1.

3. Please explain to us how you determined financial statements of Holdings LLC were not required pursuant to Rule 3-09 of Regulation S-X or revise to provide separate audited financial statements for each period the equity investee was determined to be significant. You may provide unaudited financial statements for the periods in which your equity investee was not significant.

Item 9A. Controls and Procedures, page 35

Disclosure Controls and Procedures

4. We note in your Form 10-K for the year ended June 30, 2007, and each of your two quarterly reports filed in fiscal 2008 that you state your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. If you choose to include the definition of disclosure controls and procedures, you must include the entire definition in accordance with Exchange Act Rule 13a-15(e). Accordingly, please confirm to us that for each of these three periodic reports that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the Company in the reports filed or submitted under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, within the time periods specified in the Securities and Exchange Commission's rules and forms. Refer to Exchange Act Rule 13a-15(e) for further guidance.

General

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

     Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

     You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief